[CWAM LETTERHEAD]

April 30, 2016

Columbia Acorn Trust

Wanger Advisors Trust

227 W. Monroe Street

Suite 3000

Chicago, Illinois 60606

Ladies and Gentlemen:

Columbia Wanger Asset Management, LLC (“CWAM”) hereby contractually undertakes, for the term specified below, with respect to Columbia Acorn Select, a series of Columbia Acorn Trust, and Wanger Select, a series of Wanger Advisors Trust (each a “Fund”), to waive 20 basis points of each Fund’s advisory fee otherwise payable to CWAM under the applicable investment advisory agreement.

This undertaking will be in effect from April 30, 2016 through April 30, 2017, unless otherwise agreed to in writing by CWAM and a Fund. When determining whether a Fund’s total expenses exceed any applicable expense cap under another contractual or voluntary fee waiver or expense reimbursement arrangement between a Fund and CWAM or its affiliates, the Fund’s net advisory fee (that is, the advisory fee payable after application of the 20 basis points waiver established hereby) will be used to calculate the Fund’s total expenses.

CWAM acknowledges and agrees that it shall not be entitled to collect on or make a claim for waived fees that are the subject of this undertaking at any time in the future.

This undertaking shall be binding upon any successors and assignees of CWAM.

Very truly yours,

COLUMBIA WANGER ASSET MANAGEMENT, LLC

By:	/s/ P. Zachary Egan
P. Zachary Egan
President

Agreed and accepted by

COLUMBIA ACORN TRUST, on behalf of its series Columbia Acorn Select

WANGER ADVISORS TRUST, on behalf of its series Wanger Select

By:	/s/ Joseph C. LaPalm
Joseph C. LaPalm
Vice President

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